

December 17, 2014

<u>Via E-mail</u>
Mr. Nathan Halsey
President, Chief Executive Officer and Secretary
Bonamour, Inc.
2301 Cedar Springs Road, Suite 450
Dallas, TX 75201

      Re: **Bonamour, Inc.**
               Form 10-K
               Filed March 31, 2014
               No. 0-53186

Dear Mr. Halsey:

We issued comments on the above captioned filing on October 24, 2014. On December 1, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or me at (202) 551-3355 if you have any questions.

                    Sincerely,

                    /s/ Terence O'Brien

                    Terence O'Brien
                    Branch Chief